UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16b n

of the Securities Exchange Act of 1934

Date of Report: June 2026

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.

(UNDER JUDICIAL MANAGEMENT)

(Exact Name of registrant as specified in its charter)

6 Shenton Way, #33-00,

Oue Downtown

Singapore 068809

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(7): ☐

Singapore – June 29, 2026: On June 18, 2026, letters of demand (the “Letters of Demand”) were delivered to certain subsidiaries of Maxeon Solar Technologies, Ltd. (Under Judicial Management) (“Maxeon” or the “Company”) pursuant to:

i.
the indenture dated August 17, 2022 (as amended, amended and restated, supplemented, or modified from time to time, the “Variable-Rate Indenture”), by and among the Company as issuer, the Guarantor Parties thereto, Deutsche Bank Trust Company Americas (“DBCTA”), as trustee and DB Trustees (Hong Kong) Limited, as collateral agent pursuant to which the Company issued Variable-Rate Convertible First Lien Senior Secured Notes due 2029 (the “Variable-Rate Notes”);

ii.
the indenture dated June 20, 2024 (as amended, amended and restated, supplemented, or modified from time to time, the “9.00% Indenture” and, together with the Variable-Rate Indenture, the “1st Lien Indentures”), by and among the Company as issuer, the Guarantor Parties thereto, DBCTA as trustee and DB Trustees (Hong Kong) Limited, as collateral agent pursuant to which the Company issued 9.00% Convertible First Lien Senior Secured Notes due 2029 (the “9.00% Notes” and, together with the Variable-Rate Notes, the “1st Lien Notes”); and

iii.
the Indenture dated June 20, 2024 (as amended, amended and restated, supplemented, or modified from time to time, the “Adjustable-Rate Indenture”, together with the 1st Lien Indentures, the “Indentures”), by and among the Company as issuer, the Guarantors Parties thereto, DBCTA as trustee (the “Trustee”), DB Trustees (Hong Kong) Limited as the collateral trustee, pursuant to which the Company issued Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028 (the “2nd Lien Notes”).

The Letters of Demand were addressed to these certain subsidiaries of Maxeon:

SunPower Corporation Limited

SunPower Energy Corporation Limited

SunPower Systems International Limited

SunPower Manufacturing Corporation Limited

SunPower Technology Ltd.

SunPower Systems Sàrl

Maxeon Rooster HoldCo Ltd.

Save for SunPower Systems International Limited, these certain subsidiaries had given joint and several guarantees of the payment of principal, premium (if any) and interest on the 1st Lien Notes and 2ndLien Notes issued by the Company. SunPower Systems International Limited has given joint and several guarantees of the payment of principal, premium (if any) and interest on the 1st Lien Notes issued by the Company.

The Letters of Demand state that the voluntary applications for judicial management orders filed by the Company and MSPL, which led to the orders by the High Court of the Republic of Singapore (the “Court”) to place the Company and MSPL under interim judicial management on April 9, 2026 and judicial management on May 29, 2026, constitute Events of Default under the Indentures. The Letters of Demand further state that as the orders by the Court to place the Company and MSPL under interim judicial management remain unstayed and in effect from April 9, 2026 for at least sixty (60) days, such order constitutes another Event of Default under the Indentures. The Letters of Demand state that due to the occurrence of these Events of Defaults, an automatic acceleration of the principal amount of, and all accrued and unpaid interest on, all 1st Lien Notes and 2ndLien Notes has occurred.

The Letters of Demand state demands for each of the above-mentioned subsidiaries of the Company, as applicable, jointly and severally, to immediately pay all accrued and unpaid interest on the 1stLien Notes and 2nd Lien Notes, the entire outstanding principal amount of the 1st Lien Notes and 2nd Lien Notes, and all other amounts due and owing under the Indentures.

The Judicial Managers are reviewing the Letters of Demand with management of the Company and will release further announcements on material developments, if any.

Incorporation by Reference

The information contained in this report on Form 6-K, including the exhibit hereto, is hereby incorporated by reference into the Company’s registration statements on (i) Form F-3 (File No. 333-268309), (ii) Form S-8, as amended (File No. 333-241709), (iii) Form S-8, as amended (File No. 333-277501), (iv) Form S-8 (File No. 333-283187), and (v) Form S-8 (File No. 333-290336), each filed with the Securities and Exchange Commission (the “SEC”).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)
June 29, 2026	By:	/s/ Tan Wei Cheong
Tan Wei Cheong
Joint and Several Judicial Manager